EXHIBIT 99.1

Precision Announces Year-To-Date Debt Repayment of $125 Million to Reach the Mid-Point of Targeted 2019 Debt Reduction Range

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For important information with respect to such forward-looking information and statements and the further assumptions and risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release. All values in Canadian dollars except as indicated.

CALGARY, Alberta, June 04, 2019 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or the “Company”) (TSX:PD; NYSE:PDS) is pleased to announce year-to-date debt repayment of approximately $125 million, reaching the mid-point of its 2019 targeted debt reduction range. Earlier this year, Precision set its 2019 debt repayment target at $100 million to $150 million and increased its longer-term debt reduction target range by $100 million with a new target range of $400 million to $600 million by the end of 2021, inclusive of debt repayments in 2018.

Precision’s CFO, Carey Ford stated: “Precision continues to utilize strong free cash flow to reduce financial leverage and deliver on both short and long-term debt reduction targets.  We have reduced debt by approximately $300 million since the beginning of 2018 and with our 2019 capital expenditure plan front-end loaded, reduced interest expense and a positive free cash flow outlook, we expect to be in a position to further reduce debt during the second half of the year, reaching or exceeding the high end of our 2019 debt reduction target.”

As of June 4, 2019, the company has US$1,174 million outstanding under unsecured senior notes as compared with US$1,267 million at December 31, 2018 and US$1,399 million at December 31, 2017. Precision maintains its strong liquidity position with an estimated June 30, 2019 cash balance of $70 million and undrawn credit facilities, excluding letters of credit. The company remains well positioned with a low cost of capital and favorable debt structure with the following maturities:

  US$116 million - 6.5% Senior Notes due December 15, 2021
  US$350 million - 7.75% Senior Notes due December 15, 2023
  US$334 million - 5.25% Senior Notes due November 15, 2024
  US$374 million - 7.125% Senior Notes due January 15, 2026

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our planned capital expenditures for 2019;
  our estimated cash balance as of June 30, 2019;
  anticipated activity levels in 2019; and
  anticipated positive cash flows and future debt repayments for 2019.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  the effects of seasonal and weather conditions on operations and facilities;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2018, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers the most innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers directional drilling services, well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6136

Dustin Honing, CPA
Manager, Investor Relations
403.716.4515

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com